FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

28 March 2003

CSR Limited
(Translation of registrant’s name into English)

9 Help Street, Chatswood NSW 2067 AUSTRALIA
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F. ☒  Form 40-F. ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐ No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

CSR LIMITED RECEIVES FINAL APPROVALS FOR THE DEMERGER
OF RINKER GROUP LIMITED

Index:

Shareholders approve demerger (25 March 2003)

Demerger meeting voting results (25 March 2003)

CSR receives final court approval demerger of Rinker Group Limited (28 March 2003)

CSR SHAREHOLDERS APPROVE DEMERGER OF
RINKER GROUP LIMITED

CSR Limited shareholders today overwhelmingly approved the demerger of Rinker Group Limited (“Rinker”) from CSR.

Around 15,000 shareholders voted on the demerger resolutions, including around 300 shareholders attending meetings in Sydney.   Over 99% of total votes cast were in favour of both the demerger resolution and the necessary reduction of capital.

The demerger of Rinker has now moved a step closer.  The final step will be to seek the approval of the Federal Court of Australia on Friday, March 28.

Rinker Group, post-demerger, is expected to be one of the world’s top 10 heavy building materials groups, with annual sales around A$5.8 billion and around 13,000 employees.  It will be an Australian company, headquartered in Sydney and listed on the Australian Stock Exchange (ASX), where it is expected to be one of the Top 50 stocks. Pro-forma compound average annual growth in sales has been around 12.3% over the past three years, whilst compound growth in earnings before interest, tax, depreciation and amortisation (EBITDA) has averaged 18.7% over the same period.

CSR will become a diversified industrial company, with a strong portfolio of businesses in Building Products, Sugar and Aluminium, and sales revenue around A$2 billion.  Headquartered in Sydney, CSR is Australia’s second oldest public company and will continue to be listed on the ASX, where it is expected to be within the top 100 companies.   The combined CSR businesses have a history of stable earnings, generating returns well above their cost of capital.  CSR is expected to appeal to investors who prefer companies paying a higher proportion of profits as dividends.  A payout ratio of around 60 – 70% of earnings after tax is generally expected.

For further information, please call:  Debra Stirling on 61 2 9235 8040 or 0419 476 546

25 March 2003	CA&IR 08/03

CSR Limited ACN 000 001 276.  Corporate and Investor Relations Group

9 Help Street, Chatswood NSW 2067, Locked Bag 6, Chatswood NSW 2057, Australia

Telephone (02) 9235 8171 Facsimile (02) 9235 8140 E-mail investorrelations@csr.com.au

25 March 2003

Manager Companies
Company Announcements Office
Australian Stock Exchange Limited
Level 4, Stock Exchange Centre
20 Bridge Street
SYDNEY   NSW   2000

Dear Sir,

CSR shareholder meetings, 25 March 2003

In accordance with Listing Rule 3.13.2, we advise that at the Court ordered scheme meeting and at the general meeting of members of CSR Limited held today, all resolutions referred to in the notices of meeting were passed without amendment, on a poll.

Details of the resolutions passed, the poll results and the proxies received in respect of each resolution are set out in the attached summary.

We also confirm that there were no material changes to the Chairman’s address lodged with ASX earlier today.

Yours sincerely

/s/ P B Abraham

P B Abraham
Company Secretary

CSR Limited ABN 90 000 001 276

Level 1 9 Help Street Chatswood NSW 2067 Australia   Locked Bag 6 Chatswood NSW 2057 Australia

Telephone +61 2 9235 8077        Facsimile +61 2 9235 8055       Email pabraham@csr.com.au

COURT ORDERED SCHEME MEETING:

It was resolved, on a poll:

‘That, pursuant to and in accordance with section 411 of the Corporations Act, the Scheme of Arrangement proposed to be entered into between the Company and its fully paid ordinary shareholders (which is described in the booklet of which the notice convening this meeting forms part) is approved (with or without modification as approved by the Federal Court of Australia).’

Proxy votes

The proxy position on the resolution was

Shareholders voting by proxy:

Total shareholders voting by proxy:	15,007
Shareholders directing proxy to vote in favour:	9,430
Shareholders directing proxy to vote against:	695
Shareholders directing proxy to abstain from voting:	122
Shareholders appointing proxies to vote at their discretion:	4,760
of which, at Chairman’s discretion:	4,579

Proxy votes

Total number of proxy votes received:	405,248,202
Votes in favour of the resolution:	379,700,618
Votes against the resolution:	2,120,063
Votes abstaining on the resolution:	1,745,663
Votes at the proxy’s discretion:	21,681,858
of which, at Chairman’s discretion:	20,894,931

Poll result

The poll results were:

Shareholders

Total shareholders voting (of whom 3 voted both For and Against)	15,228
Shareholders voting For	14,511	95.3%
Shareholders voting Against	720	4.7%
Shareholders abstaining (based on proxy instructions)	122

Votes cast

Total votes cast	471,290,603
For	469,021,437	99.5%
Against	2,269,166	0.5%
Abstained (based on proxy instructions)	1,745,663

GENERAL MEETING:

CAPITAL REDUCTION RESOLUTION:

It was resolved as an ordinary resolution, on a poll:

‘That subject to:

a)              the Demerger Resolution being passed at the Scheme Meeting by the requisite majority of holders of fully paid ordinary shares in the Company;

b)             the Scheme of Arrangement between the Company and holders of its fully paid ordinary shares being approved by the Federal Court of Australia; and

c)              an official copy of the order of the Federal Court of Australia approving the Scheme being lodged with the Australian Securities & Investments Commission,

the reduction of the company’s capital by an aggregate sum of up to $A1,260.3 million applied equally against the number of fully paid ordinary shares on issue on the Record Date is approved and that A$0.84 per share (up to approximately A$798.0 million) of that capital reduction be applied in the manner set out in the Scheme of Arrangement  and that A$462.3 million be applied against the value of the company’s shareholding in Rinker Group Limited.’

Proxy votes

The proxy position on the capital reduction resolution was:

Total number of proxy votes received:	330,831,391
Votes in favour of the resolution:	303,381,743
Votes against the resolution:	2,009,168
Votes abstaining on the resolution:	1,518,288
Votes at the proxy’s discretion:	23,922,192
of which, at Chairman’s discretion:	22,976,639

Poll result

The poll result was:

Total votes cast	461,244,966
For	459,165,226	99.6%
Against	2,079,740	0.4%
Abstained (based on proxy instructions)	1,518,288

AMENDMENT OF CSR CONSTITUTION

It was resolved as a special resolution (three quarters majority), on a poll:

‘That rule 52.2(a) of the Company’s constitution  be amended by deleting the word ‘six’ and inserting the word ‘five’ in place of the deleted word.’

Proxy votes

The proxy position on the amendment of the CSR constitution was:

Total number of proxy votes received:	330,831,391
Votes in favour of the resolution:	300,707,831
Votes against the resolution:	1,747,029
Votes abstaining on the resolution:	1,455,134
Votes at the proxy’s discretion:	26,921,397
of which, at Chairman’s discretion:	25,919,270

Poll result

The poll result was:

Total votes cast	458,514,636
For	456,750,638	99.6%
Against	1,763,998	0.4%
Abstained (based on proxy instructions)	1,455,134

CSR LIMITED RECEIVES FINAL COURT
APPROVAL FOR DEMERGER OF RINKER

The demerger of Rinker Group Limited (Rinker) from CSR Limited (CSR) will go ahead, after the Federal Court of Australia today approved the scheme of arrangement between CSR and its shareholders.

CSR intends to lodge a copy of the Court orders made by the Federal Court with the Australian Securities and Investments Commission as soon as possible today.  This is the final formal step in the demerger approval process.

The demerger will take effect on 11 April 2003.  Eligible CSR shareholders will retain their CSR shares, plus receive one Rinker share for each CSR share that they hold as at 5 pm on 4 April 2003.

Rinker shares will begin trading on the Australian Stock Exchange on 31 March  (ASX code: RIN), initially on a deferred settlement basis.  CSR shares will begin trading on the same day ex the entitlement to the Rinker shares.

Both Rinker and CSR will be Australian companies, headquartered in Sydney, and are expected to be listed within the Top 50 and 100 ASX stocks respectively.

Rinker will comprise around 70% of current CSR group assets, and is expected to be one of the top 10 heavy building materials groups in the world.  Annual sales are estimated around A$5.8 billion* and earnings before interest, tax, depreciation and amortisation (EBITDA) around A$1.1 billion.  Rinker group businesses in the US, Australia and China, supply aggregates, cement, premix concrete and concrete pipe and products.  Rinker is expected to be a growth company, focused on delivering a top quartile performance, relative to global peers, on measures including growth in shareholder value.  Strong cash flows and expected investment grade credit ratings provide financial flexibility, while the group’s leading market positions have helped deliver a combined EBITDA growth of 18.7% p.a. compound over the past four years.

* Including a full year’s sales revenue from the Kiewit Materials Corporation, acquired in September 2002.

CSR will be a diversified industrial stock, with operations in Building Products, Sugar and Aluminium.  CSR has a stable earnings history and holds some of the best known brands in Australia, including CSR Sugar, CSR Bradford insulation, CSR Gyprock plasterboard and Monier Wunderlich roof tiles.  Sales revenue is estimated to be around A$2 billion, with EBITDA around A$370 million.  CSR is expected to appeal to yield investors, paying around 60-70% of its after tax profit in dividends - that should generally be highly franked.  Investment grade credit ratings are expected, and several attractive, low risk growth opportunities exist.

David Clarke and Alec Brennan have been appointed Managing Director of Rinker and CSR respectively.  The Chairman of Rinker will be John Morschel, while the CSR Chairman will be Ian Blackburne.

CSR Limited ACN 000 001 276.  Corporate and Investor Relations Group

9 Help Street, Chatswood NSW 2067, Locked Bag 6, Chatswood NSW 2057, Australia

Telephone (02) 9235 8171 Facsimile (02) 9235 8140 E-mail investorrelations@csr.com.au

CSR shareholders who have a registered address in a jurisdiction other than Australia, Abu Dhabi (United Arab Emirates), Hong Kong, New Zealand, Singapore, the United Kingdom or the USA are Ineligible Overseas Shareholders. The Rinker shares to which those shareholders are entitled, as a result of the demerger, will be sold by a sale agent and the Ineligible Overseas Shareholder will receive the net proceeds of the sale.

Holding statements in respect of Rinker shares will be posted to eligible CSR shareholders on or before Tuesday 22 April 2003. Normal trading of Rinker shares is expected to commence on Wednesday 23 April 2003.

NB All figures are proforma data for the year ended March 2003, from the demerger scheme booklet.

For further information, please contact Debra Stirling on 61 2 9235 8040 or 0419 476 546

28 March 2003	CA&IR 09/03

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CSR Limited
(Registrant)

By:	/s/ Luke Keighery
Name:	Luke Keighery
Title:	Manager, Investor Services

Date 28 March 2003